Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

September 28, 2006

Mark P. Shuman, Branch Chief - Legal

U.S. Securities and Exchange Commission

Room 4561

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

MIAD Systems, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed August 21, 2006

File No. 0-30801

Dear Mr. Shuman:

MIAD Systems, Ltd., a Canadian corporation (the “Company”), has today filed a Definitive Revised Proxy Statement on schedule 14A. Enclosed please find our responses to your comment letter of September 18, 2006.

Preliminary Proxy Statement on Schedule 14A

1.

We note the definitive proxy statement filed on September 14, 2006, despite our notification to you on August 31, 2006 that we would be providing material comments on the preliminary proxy statement.  We were unable to ascertain from the available contact persons at MIAD Systems whether or not you have mailed the definitive proxy statement to your shareholders.  Please note that the following comments also apply to your definitive proxy statement.

Noted.

Proposal One – Reverse Stock Split

Overview, page 4

2.

Revise to state the number of holders of record of your shares as of the most recent practicable date.

We have revised the proxy statement to include this information.

Reasons for the Reverse Stock Split, page 4

3.

We note your disclosure that the purpose of the reverse stock split is to increase the market price of your common stock to encourage greater interest in your common stock by the investment community.  Please disclose the trading volume and price of your common stock as of a recent date.

As of September 20, 2006, the price of the Company’s common stock was $0.090 per share and the trading volume was 0.  We have revised the proxy statement to include this information.

Effects and Mechanics, page 4

4.

We note that a reverse stock split will result in an increase in your authorized shares of common stock available for issuance. Please provide a table illustrating the effect on the number of authorized shares of common stock available for issuance as a result of your reverse stock split.

The Company is authorized to issue an unlimited number of shares of common stock without par value, which is the common form of incorporation in Canada.  Because the Company is authorized to issue an unlimited number of shares of common stock, the reverse split will not result in an increase in the number of authorized shares of common stock available for issuance.  We have revised the proxy statement to include this information.

5.

Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions.  If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

The Company does not have any plans, proposals or arrangements, written or otherwise, at this time to issue any authorized shares of common stock for future acquisitions or financings.  We have revised the proxy statement to include this information.

6.

In light of the increase in available capital as a result of your reverse stock split, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

We have revised the proxy statement to include the following information:

Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device.  However, because the reverse split will have no effect on the number of authorized shares of common stock that the Company has available for issuance, it is not classified as an anti-take takeover device.   The purpose of the reverse split is to increase the per share price of the common stock and to attract potential investors, not to construct or enable any anti-takeover defense or mechanism on behalf of the Company.  As noted above, the reverse split will neither increase nor decrease the number of authorized shares available for issuance.

Regarding other anti-takeover measures, because the Company is authorized to issue an unlimited number of shares of common stock, it is possible that the management could issue additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.  However, the Company has no intent or plan to authorize the issuance of additional shares as an anti-takeover device.  The Company has no additional anti-takeover measures in any of the Company’s governing documents and the Company has no future plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

Proposal Two – Change of Domicile

Overview, page 6

7.

You are seeking shareholder approval for a change of domicile from Ontario, Canada to the British Virgin Islands.  The preliminary note to Rule 145 of the Securities Act states that “an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” Rule 145 embodies our determination that such transactions are subject to the registration requirements of the Securities Act.  Please note that Rule 145(a)(2) excludes from the definition of “offer, offer to sell, offer of sale or sale” mergers or consolidations done for the sole purpose of changing the issuer’s domicile solely within the United States.  Since your reincorporation will be between two foreign domiciles, it does not appear that this exception applies to this transaction.  Moreover, it does not appear the exemption from registration provided by Section 3(a)(9) is available to you, since the issuer of the new securities will not be the same as the issuer of the old securities in light of the re-domestication. Please provide us a detailed legal analysis as to why you believe that you are not required to register this transaction under the Securities Act or provide factual support for the exemption from registration on which you intend to rely.

This comment is no longer applicable.  The Company has elected not to pursue a change of domicile.

8.

Please revise to provide the disclosure required by Item 12 of Schedule 14A.  In this respect, you should include robust disclosure on the material difference between the Ontario Business Corporations Act and any similar laws of the British Virgin Islands and the impact of these differences on the rights of existing shareholders.

This comment is no longer applicable.  The Company has elected not to pursue a change of domicile.

9.

Please disclose why the board of directors has determined to change the company’s domicile from Ontario, Canada to the British Virgin Islands.

This comment is no longer applicable.  The Company has elected not to pursue a change of domicile.

10.

Revise to disclose how existing shareholders will be notified of the manner in which you will exchange outstanding stock certificates for new stock certificates if this proposal is approved.

This comment is no longer applicable.  The Company has elected not to pursue a change of domicile.

Included with this letter as separate correspondence is a written statement from the Company acknowledging its responsibility for the adequacy and accuracy of the disclosure in the filing.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com